Att 8-24

CM 8/23

SECU 04019907 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51134

AUG 3 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garage Securities Inc

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Hillview Ave. Ste. 150
(No. and Street)

Palo Alto (City), CA (State), 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose CA 95113
Telephone (408) 817 3700
Facsimile (408) 817 5050

Report of Independent Auditors

To the Board of Directors
of Garage Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Garage Securities, Inc. (the "Company") at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

Garage Securities, Inc.
Statement of Financial Condition
December 31, 2003
(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	5,407
Short-term investments, at market value		6,444
Principal investments, at fair value		5,439
Interest receivables		105
Placement fee receivable		15
Prepaid expenses		21
Total assets	$	17,431
Stockholder's equity		
Common stock, par value $0.0001 par value, 1,000 shares authorized, issued, and outstanding	$	-
Additional paid-in capital		35,115
Accumulated deficit		(17,684)
Total stockholder's equity	$	17,431

The accompanying notes are an integral part of these financial statements.

1. Organization

Garage Securities, Inc. (the "Company"), a wholly owned subsidiary of Garage Technology Ventures (the "Parent"), is a registered broker and dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides private placement services for early-stage client companies. The Company began operations as a registered broker and dealer in 1999.

In the opinion of management, the Company has complied with the exemptive provision of Rule 15c3-3(k)(2)(i) of the SEC throughout the year ended December 31, 2003.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, however, the financial statements do not necessarily reflect the results of operations or financial position that would have existed had the Company been an independent entity.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents accounts, which periodically exceed the Federal Deposit Insurance Corporation's insurance limits of $100,000, at high-credit quality financial institutions. The Company's cash and cash equivalents are carried at cost, which approximates market.

Short-term investments
The Company's short-term investments include obligations of governmental agencies and corporate debt securities with original maturities from three to twelve months. The Company's short-term investments are carried at fair value, and increases or decreases in fair value are recorded as a component of interest income.

Principal investments
Principal investments consist primarily of equity interests in early-stage privately held companies. Principal investments are carried at estimated fair value. Realized and unrealized gains and losses are recognized as increases and decreases in principal transaction revenue, respectively. Fair value is based on quoted market prices, when available. However, given the nature of the Company's investments and its limited access to information about investee companies, fair value is not usually readily ascertainable. The principal investments not currently traded in a public market are carried at estimated fair value determined by the management after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The Company may also have risk associated with its concentration of investments in an geographic region and in certain industries.

Income taxes
The Company uses the liability method to account for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated U.S. federal and state income tax returns filed by the Parent. Federal and state income taxes will be provided for on separate entity income at the effective rate of the Company.

Revenue recognition
Placement fees
The Company assists clients in finding and securing financing. Placement fees are recorded when the underlying transaction is completed under the terms of the agreement and all agreements associated with the funding of a client have been signed and the client has received the proceeds of the financing. For the the year ended December 31, 2003, private placement fees totaled $232,000.

Retainer fees
Retainer fees are earned on a monthly basis. Retainer fees are only recognized when services are performed and cash is received as this revenue stream is new to the Company this year and the likelihood of receiving payment is uncertain due to the start up nature of the companies involved. For the year ended December 31, 2003, retainer fees totaled $399,000.

3. Net Capital Requirement

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. (the "Exchange") and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The Exchange and the SEC requirements also provide that equity capital may not be a withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital, as defined, of $11,836,000, which was $11,736,000 in excess of the amount required to be maintained at that date.

4. Related-Party Transactions

The Company's expenses are paid by the Parent under an expense-sharing agreement. At the discretion of the Parent, the Company may record a liability or capital contribution for these expenses as recognized. As of December 31, 2003, the Company had no receivable from the Parent, as the Parent has elected to treat all expenses as capital contributions.